

Mail Stop 3233

November 28, 2016

<u>Via E-mail</u>
Mr. Charles F. Boyle
Chief Financial Officer
Universal Health Realty Income Trust
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

> **Re: Universal Health Realty Income Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 001-09321**

Dear Mr. Boyle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities